

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2014

Via E-mail
Chin Hon Siang Alex
Chief Financial Officer
Asia Green Agriculture Corporation
Shuinan Industrial Area
Songxi County, Fujian Province 353500
China

> **Re: Asia Green Agriculture Corporation**
> **Amendment No. 1 to Schedule 13E-3 filed by Asia Green Food Enterprise**
> **Limited, AGF Industrial Limited, Mr. Youdai Zhan et al.**
> **Filed July 14, 2014**
> **File No. 005-84824**

Dear Mr. Chin:

We have reviewed your amended filing and have the following comments.

Factors Considered In Determining Fairness, page 17

1.   We note your response to prior comment 5 and continue to question how the third and fifth bullet points are consistent with each other and/or indicate fairness. The fact that the filing persons own 93.6% of AGAC common stock would appear to make it unlikely that any third party would be interested in evaluating a possible transaction to compete with that of the filing persons. In any event, these factors do not appear to support a finding of substantive fairness. Disclosure in the third and fifth bullet points now explicitly acknowledges this. Please revise.

No Liquidity or Trading Market, page 19

2.   We note your revision to this bullet point in response to prior comment 5 and continue to question how this factor indicates substantive fairness. The fact that shareholders do not have any opportunity to monetize their investment other than through the offer does not appear to indicate that the current transaction is fair. Similar statements could be made regarding a lack of prior opportunities to receive dividends and the lack of third party offers. Please revise your disclosure to address this, as requested.

3.   We note your response to prior comment 15. Please disclose the actual net book value on a per share basis, so that security holders can compare it to the consideration they will be receiving.

4.   We note your response to prior comment 16. As requested, please revise to indicate that the filing persons expressly adopt the financial analysis and discussion as their own in order to satisfy the disclosure obligations of Item 1014 of Regulation M-A.

Preparer and Summary of the Report, Opinion or Appraisal, page 21

5.   We note your response to prior comment 7 and continue to believe that the noted disclaimers are inappropriate. Regardless of whether the unaffiliated shareholders are acting to authorize the transaction, they must each determine whether to exercise appraisal rights or otherwise take action against the filing persons. Please revise as requested.

Management Projections, page 29

6.   We note your response to prior comment 11; however, page 13 of exhibit 99.3 appears to contain projections that are not included in your going private disclosure document. Please revise your disclosure accordingly, or advise.

       You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                                  Sincerely,

                                                  /s/ David L. Orlic

                                                  David L. Orlic
                                                  Special Counsel
                                                  Office of Mergers and Acquisitions

cc: Via E-mail
       James A. Mercer III, Esq.
       Sheppard, Mullin, Richter & Hampton LLP

       Joseph W.K. Chan, Esq.
       Sidley Austin LLP